

May 29, 2014

BY E-Mail

Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC
805 King Farm Boulevard, Suite 600
Rockville, MD 20850

Re: SBL Fund, Form N-1A
        File No. 811-22962

Dear Ms. Lee:

On April 30, 2014, you filed a registration statement on Form N-1A on behalf of the SBL Fund (the "Series"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All page numbers refer to the redlined EDGAR filing.

PROSPECTUS COMMENTS

1. **Fees and Expenses of the Series –** Footnote 1 – The disclosure states that the Fee Waiver will expire when "it reaches its termination or when the investment adviser ceases to serve as such." Please confirm that the investment adviser cannot terminate the agreement prior to the contracted expiration date. Please revise disclosure accordingly. (page 6)

2. **Principal Investment Strategies**

    a. Please consider disclosing the correlation between the term "Alpha" and the phrase "achiev(ing) returns that are favorable relative to the amount of risk taken." (page 7)

    b. Please briefly describe the Series' proposed long/short strategy in plain English.

3. **Principal Risks**

    a. Certain principal risks of the Series disclosed in item 9 are not briefly described in item 4 of the prospectus (*e.g.*, index risk and overweighting risk). Please reconcile this inconsistency.

b. Derivatives Risk – Since the disclosure describes investments in derivative instruments, please review the Series' principal strategies and principal risk disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Series intends to use to achieve its investment objectives. *See* Barry Miller Letter to the Investment Company Institute dated July 30, 2010; *see also* Division of Investment Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-03.pdf. Please confirm supplementally that each type of instrument named in the derivatives risk disclosure is consistent with the investment strategy of the Series. (page 11)

c. As the Series has a very high portfolio turnover rate, please include a principal risk that describes the risks associated with a high portfolio turnover rate.

GENERAL COMMENTS

4. Please explain your factual and legal basis for not being registered under the Securities Act of 1933.

5. Please explain supplementally why the Series' registration statement was not adopted by Guggenheim Variable Funds Trust.

6. Please explain supplementally why the SBL Fund is filing a new registration statement and the Guggenheim Variable Funds Trust has assumed the active registration statement of the former SBL Fund. Please also explain how this approach in consistent with rule 414(b) under the Securities Act of 1933.

7. Please explain supplementally who the Series will be offered to. If the fund will be offered solely to private placement variable insurance separate accounts, please revise any references to the underlying variable contract prospectuses throughout the registration statement.

8. Please note that several SBL variable products incorrectly refer to the Series Z portfolio as the "Guggenheim VT Alpha Opportunity" in their registration statements.

9. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

10. Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

11. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Series and its management are in possession of all facts

relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, the Fund should furnish a letter acknowledging that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions prior to filing an amendment, please feel free to contact me at (202) 551-6478.

Sincerely,

/s/ Ashley Vroman-Lee

Ashley Vroman-Lee
Senior Counsel